Filed by Fyffes plc

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: Chiquita Brands International, Inc. (Commission File No. 001-01550); Fyffes plc

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED AND WILL BE FILED WITH THE SEC

ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland (“ChiquitaFyffes”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary Proxy Statement that also constitutes a preliminary Prospectus of ChiquitaFyffes. The registration statement has not been declared effective by the SEC. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Chiquita and Fyffes plan to post to their respective shareholders (and to Fyffes share option holders for information only) the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/ Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

PARTICIPANTS IN THE SOLICITATION

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

This announcement contains certain statements that are “forward-looking statements.” These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the preliminary Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the combination. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita, nor Fyffes, undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this announcement constitutes an asset valuation.

STATEMENT REQUIRED BY THE TAKEOVER RULES

The directors of Fyffes accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

***

The following memo from David McCann was distributed to Fyffes plc’s employees on June 18, 2014.

memo

To: Fyffes Personnel

From: David McCann

Date: 18th June 2014

Subject: Combination Update June

It has been just over three months since we announced our planned combination with Chiquita. We noted at the time that the combination required approval by both Fyffes and Chiquita shareholders, the High Court of Ireland, and regulatory merger clearances, and that we expected to conclude those processes by year end. This continues to remain the case. At the same time, we noted that until we complete the combination, we remain competitors, and that under the applicable regulatory restrictions, there are substantial limits to what we are allowed to discuss both privately and publicly regarding the future of our combined companies after the merger.

While we are limited in what we can do and say, we do want to update you as regularly as possible on what we can, regarding the ongoing activity to ensure the combination of our companies goes smoothly. You can expect an update on roughly a monthly basis from this point forward.

Since this process began Senior Executives have spent substantial time getting to know one another, with site visits by Fyffes to key Chiquita locations and by Chiquita to Fyffes locations. This has been interesting, I believe, for both companies. We find many similarities in our approach to the business, in the values of our organisations and our people, and in the pride we take in our companies. At the same time, it is clear that we do operate differently in many ways. While we are not able to dig into many areas of our individual businesses, the synergy discussions we held pre-announcement and the recent site visits have given us some clarity on our similarities and differences. We need to understand these as we work to craft one company that not only combines the best of both, but is better than either company could be alone.

The complementary nature of our cultures and skills are clear, and we believe even more today that the combination will be beneficial for all stakeholders in our business.

Many of our people have been involved since the announcement in preparing information for shareholder and regulatory approvals. More recently, we have created integration teams, with work streams identified, and partner leaders from each company tasked with helping us understand where we each are today, and where we would like to be in the combined company.

The following are updates regarding these key work areas, and some guidance as to what you can expect over the coming months.

memo

Regulatory Approvals

We are required to file details on our transaction with a number of jurisdictions around the world, namely Ecuador, Costa Rica, Ukraine, Turkey, the EU and the USA. The most substantial approval process takes place in the European Union. The aim of the regulatory bodies is to ensure that the combination is not anti-competitive. The merger is contingent upon approvals from USA and Europe, with status updates as follows:

•	USA – Early this month, the process with the U.S. Department of Justice concluded, and we are free to proceed with the merger from a U.S. perspective.
•	European Union –The process is on-going with the European Commission. We are not able at this point to predict when this process will conclude.
•	Others – The process is on-going in these jurisdictions.

Shareholder Approval

Shareholder approval shall be sought at separate extraordinary general meetings (“EGMs”) that will be held by Fyffes and Chiquita later on in the year. In advance of these EGMs, shareholders will be sent documentation explaining the transaction and providing information about the companies, as well as the benefits and risks they can expect in the combination. Before the shareholder documentation can be distributed, the formal process requires that it is filed with the U.S. Securities & Exchange Commission and the Irish Takeover Panel must be consulted. We have filed two draft submissions of the shareholder documentation at this stage and once we receive the final approval, it will be sent out to shareholders. Teams within Fyffes and Chiquita, as well as advisors, have been working diligently since March to provide this information.

Integration

As competitors, we are constrained in what we can share with one another before the combination. As noted we have spent most of our time thus far getting to know one another and visiting sites.

We have identified a steering team, for the integration, which holds weekly conference calls to assess progress and break barriers as they arise. This comprises Ed Lonergan, Kevin Holland and Rick Frier from Chiquita and Tom Murphy and myself from Fyffes.

We have created an IMO (Integration Management Office) . This comprises Tim Chambers, Jeronimo Poggio, Gerry Cunningham and Donal Pierse from Fyffes and Kevin Holland, Rick Frier, Steve Ermish and Kevin Ledford from Chiquita . The IMO is leading the creation of integration workstreams, identifying leaders and work teams, and tracking progress. The task of the workstreams is to assess current status for each company, identify best practices, develop the recommended approach for the combined company (either “best of both” or “better than both”), and once aligned, to implement post completion of the combination.

memo

Most work teams are just in process of being identified and kicking-off their work. We will provide more information in due course on these teams, their key work, and the selected leaders.

It is important to note that the current workstreams only address areas which we can share pre-integration, from IT systems to culture, but do not address selling, farming, or other areas in which we compete today. Those workstreams will only begin after we conclude the combination. In addition, we must observe a legal review throughout the IMO process to ensure only appropriate information is shared while we remain competitors.

Organisation

Our key focus in these first months has simply been for the leadership of both companies to get to know the existing teams in each other's company. We have visited in Charlotte, Chicago, Salinas, Costa Rica, Panama, Italy and Rolle. Chiquita have visited in Dublin, Rotterdam, UK, and the Tropics.

As we noted when we announced the merger, there is limited overlap between our organisations. While limited, there is certainly some, and we know that creates anxiety until we are able to provide more clarity on roles. We will do this as soon as we can. That said, the design of the new organisation is in many ways contingent upon the decisions we will be making in terms of strategic choices, sales, and work processes. Many of these choices will not be clear until the IMO pre-integration workstreams are well into their work. Thus, we are in the predicament of not being able to tell you much about what the organisation will look like until we have completed the deal and the IMO team finishes its pre-integration work.

Communications

You can expect updates of work stream progress, and in the event of major developments in our regulatory, Irish High Court and shareholder approval processes.

We appreciate your patience and commitment to Fyffes. These are not easy times, but we are convinced the new ChiquitaFyffes will provide opportunities for personal and business growth.

In the interim, we have a business to run and customers to serve. Thank you for focusing on this very important task.

David McCann

Chairman

18th June 2014

memo

The directors of Fyffes accept responsibility for the information contained in this announcement relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act.